Exhibit 99.1

Hepsiburada Names M. Seçkin Köseoğlu as New CFO Effective January 1, 2024

ISTANBUL, August 18, 2023 -- D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announced that H. Korhan Öz has decided to step down from his position as Chief Financial Officer (“CFO”) of the Company, effective December 31, 2023, to pursue other business interests. M. Seçkin Köseoğlu has been appointed as the new CFO of the Company, effective January 1, 2024. Mr. Öz will remain with the Company to facilitate a smooth transition and a comprehensive handover of his duties, until December 31, 2023. Mr. Öz will continue to hold his current board positions in certain subsidiaries of the Company.

“On behalf of the Company, I would like to express our sincere gratitude to Korhan for his significant contributions to Hepsiburada. He has supported us in shaping the Company’s growth strategy over the years and greatly contributed in pursuing a dedicated path to profitability. We wish him every success in his future endeavors” Nilhan Onal Gökçetekin, Hepsiburada’s CEO said. She further added: “We welcome Seçkin in his new role at the Company. His experience in growing business and improving operational efficiencies combined with a deep knowledge of complex data analysis with customer insights to build right strategies makes him uniquely positioned to be a part of our leadership team that will take Hepsiburada into its next phase of growth.”

H. Korhan Öz said: “It has been a great pleasure to serve as the CFO of Hepsiburada over the past nine years. I have the utmost confidence in the brand, and I am deeply grateful for the incredible opportunity to work with a visionary founder, esteemed board members and one of the most dedicated teams. I am truly honored to have been part of this exceptional organization.”

M. Seçkin Köseoğlu joined Hepsiburada as Vice President responsible for Strategic Finance in February 2023. Prior to that, he held leadership roles in finance at pharmaceutical and FMCG companies including AMGEN MEA, AMGEN Turkey, Danone and P&G among others, where he played a key role in driving revenue and profit across diverse international markets covering Middle East, Africa, Eastern Europe & Türkiye. He has a track record of turning around underperforming businesses and increasing enterprise value by cost optimization and organizational transformation. Mr. Köseoğlu has a Bachelor’s degree in Mechanical Engineering from Istanbul Technical University and holds a Master of Business Administration, with honors, from Koç University.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to statements regarding Hepsiburada’s management changes. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements. Among other things, quotations from management in this press release contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2022 annual report filed with the SEC on Form 20-F on May 1, 2023 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 57 million members with approximately 180 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with over 100,000 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and Buy-Now-Pay-Later solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the “Technology Empowerment for Women Entrepreneurs” programme in 2017, which has supported over 43,000 female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com